CROWN HOLDINGS, INC.

770 Township Line Road

Yardley, PA 19067

Telephone: (215) 698-5100

December 1, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Filing Desk

Re:	Crown Holdings, Inc.

Registration Statement on Form S-4

File No. 333-268350

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) for Crown Holdings, Inc., Crown Americas LLC, and the guarantors named in the Registration Statement (collectively, the “Registrants”) so that such Registration Statement will become effective as of 2:00 P.M. (New York City time) on December 5, 2022, or as soon thereafter as practicable.

The Registrants hereby acknowledge that:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Registrants of their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

3. the Registrants may not assert the declaration of effectiveness of the Registration Statement by the Commission or the staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CROWN HOLDINGS, INC.

/s/ Kevin C. Clothier
Name: Kevin C. Clothier
Title: Senior Vice President and CFO

[Signature Page to the Acceleration Request]